SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

[redacted]

09046602

SEC Mail Processing
Section

JUL 13 2009

Washington, DC
110

July 2, 2009

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published June 25 and July 2, 2009.

Best regards,

Skanska AB

Marianne Bergström

Published	**Item**	**Document name**	**Required by**
June 25, 2009	Press Release	Skanska signs contract to build Nemours Children's Hospital in Orlando for USD 220 M, SEK 1.7 billion	law and by the listing agreement with Stockholm Stock Exchange
July 2, 2009	Press Release	Skanska to build Advanced Science Research Facility in New York for USD 59 M, SEK 450 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 7/21

File Number 82-34932

SKANSKA

Press Release

June 25, 2009
08:30 am CET

Skanska signs contract to build Nemours Children's Hospital in Orlando for USD 220 M, SEK 1.7 billion

Skanska has signed the contract worth an estimated USD 220 million, SEK 1.7 billion, to provide construction manager at-risk services to build Nemours Children's Hospital in Orlando's Lake Nona medical city. The full value of the contract is included in the earlier reported order bookings for the period up until May in the second quarter.

The 630,000-square-foot project (57,000 sq m) features a 95 in-patient bed tower, emergency department, diagnostic and ambulatory programs, education and research centers, integrated with an outpatient clinic on a 60-acre greenfield site. When completed, the campus will allow Nemours to provide access to a full-line of specialty services and improve pediatric care to the region through coordinated patient-centered medical services, biomedical research, medical and allied health training, educational programs as well as pediatric prevention services and child advocacy programs.

Additionally, the facility will incorporate high performance, environmentally friendly and sustainable design concepts to achieve LEED® certification from the United States Green Building Council.

Site work will commence in June with a scheduled completion date of June 2012.

The architect of record is Stanley Beaman & Sears and the associate architect is Perkins+Will.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at *www.skanska.com*

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.

File Number 82-34932

SKANSKA

Press Release

July 2, 2009
08:30 am CET

Skanska to build Advanced Science Research Facility in New York for USD 59 M, SEK 450 M

Skanska has been selected as the construction manager for the construction of a research center. The contract amount is for USD 59 M, approximately SEK 450 M, which has been included in the order bookings for the second quarter. The customer is a university in New York City.

The contract covers the new Advanced Science Research Center under construction in upper Manhattan. The project relates to the second phase and includes footings and foundations as well as the structural steel work for two five-story buildings totaling about 37,000 square meters. The buildings will accommodate research laboratories with related core facilities and offices.

The facility will incorporate green design concepts to achieve LEED® certification from the United States Green Building Council.

Skanska is currently on-site and has completed pre-construction and extensive earthwork on the 12,000-square-meter site. A total of USD 83 M, SEK 640 M, has previously been included in order bookings in small increments in 2008.

Skanska USA Building is a leading national and local provider of construction, pre-construction consulting, general contracting and design-build services. The company also provides validation services to clients in the pharmaceutical industry. Clients represent a broad range of U.S. industries including science and technology, healthcare, education, high-tech, aviation, transportation and sports and entertainment. The business unit is headquartered in Parsippany, New Jersey and has approximately 3,500 employees. Sales in 2008 amounted to about SEK 30.3 billion.

For further information please contact:

Tom Crane, Senior Vice President Communication,
Skanska USA Building, tel +1 973 753 3450
Peter Gimbe, Press Officer, Skanska AB, tel +46 10 448 88 38
Direct line for media: tel +46 10 448 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 55,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2008 totaled SEK 144 billion.